North Texas Energy, Inc.

Southridge Services	October 16, 2012
32 West 200 South #136
Salt Lake City, UT 84101

Dear Sir/Madam:

The files shown below are to be submitted to the SEC as correspondence.

•	Comment 1 Response Letter
•	MEOR Methodologies, Effectiveness, and Analogous Reservoirs

Please submit the correspondence files to the attention of Mr. Kevin Dougherty.

Sincerely,

/s/ Kevin Jones
Kevin Jones, CEO

North Texas Energy, Inc.

Comment Response for S-1 Registration Statement Amendment-5 Comment 1

The response below addresses Comment 1 of the comments dated September 14, 2012. The S-1A5 Registration Statement is being completed to resolve comments 2-15.

Oil Reserves-Technical Report on North Texas Energy Oil & Gas Leases, page 6

Comment 1

In comment two of our August 13, 2012 letter we requested that you present definitive evidence that the economic recovery of your claimed [proved] reserves is reasonably certain. You responded with: historical production for four leases in the New Diana field; technical articles describing Microbial Enhanced Oil Recovery activities in Texas, Argentina and China; discussion of the historical correlation between crude oil prices and crude oil production. Given the following, we do not believe that these are sufficient support for the attribution of proved reserves to your leases in the New Diana field and to the M. W. Balch lease:

•
The last significant annual reported historical production from the New Diana leases – 8,299 barrels of oil - occurred in 1995; total Balch lease production since. 1993 is reported to be 525 barrels of oil. These data give no indication of the current productivity of these properties.

•
All the sites for the MEOR activities appear to be over 200 miles from your leases which gives rise to considerable doubt that such activities were conducted on reservoirs analogous to those under your leases.

•	The increase in oil prices since 2008 is not realizable for properties that are without reasonable certainty of economic production.

Please amend your document to remove the claimed proved reserves from your document.

Response to Comment 1

Information is provided to demonstrate that the MEOR methodologies to be implemented in the New Diana and M. Balch leases have been successfully employed in analogous fields. The following information is provided:

A.	Describe the MEOR methodologies that were utilized to increase the field production in the analogous reservoirs used in our assessments and will be implemented in the New Diana and M. W. Balch leases.
B.	Provide the MEOR implementation costs.
C.	Show the increased production levels that were the result of MEOR implementation.
D.	Illustrate the analogous characteristics of the reservoirs used in our assessments. Analogous reservoirs are defined as follows:

Analogous reservoir When used to support proved reserves; an “analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest: (i) Same geological formation; (ii) Same environment of deposition; (iii) Similar geological structure; and (iv) Same drive mechanism.

North Texas Energy, Inc.

October 16, 2012

During the conference call conducted on October 11, 2012 it was agreed by all parties that the following information was needed for the reserves claimed by North Texas Energy, Inc. to be considered proved.

The requested information is as follows:

A.	Describe the MEOR methodologies that were utilized to increase the field production in the analogous reservoirs used in our assessments and will be implemented in the New Diana and M. W. Balch leases.
B.	Provide the MEOR implementation costs.
C.	Show the increased production levels that were the result of MEOR implementation.
D.	Illustrate the analogous characteristics of the reservoirs used in our assessments. Analogous reservoirs are defined as follows:

Analogous reservoir When used to support proved reserves; an “analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest: (i) Same geological formation; (ii) Same environment of deposition; (iii) Similar geological structure; and (iv) Same drive mechanism.

1.           MEOR Implementation

The New Diana and M. W. Balch leases will benefit from a comprehensive MEOR treatment that reduces paraffin, lowers oil viscosity and increases reservoir pressure. The complete MEOR solution will be applied in two phases.

Phase 1 – Bio Resources Inc. will apply a solution to address the complete range of well production issues, for example, paraffin, asphaltene, scale, iron sulfides, H2S, and gas regeneration (CO2 and methane). After initial implementation, the fluids and pressure are monitored to assess the rate at which the paraffin and/or asphaltenes and water cut are being reduced, and the reservoir pressure is being increased. The initial treatment may be modified to address any remaining issues that are inhibiting production. Rarely do the initial treatments require modification, because the Bio Resources Inc. microbial treatment formula is well established and has been thoroughly tested.

The microbes are injected through the injection wells. As the fluids from the production wells flow through the oil/water separator the microbes that live in the water phase are re-injected back into the reservoir along with feed solution. The byproducts of the microbes’ metabolism, CO2, acids, alcohols and solvents, are generated in the reservoir to alter the oil by breaking up the long chains into shorter, less viscous molecules. When a cloud point change (this is where paraffin begins to precipitate) is observed, the pour point (minimum temperature at which the oil will flow) of the oil can be reduced to less than 70F.  Bio Resources Inc. has tracked changes to the crude oil to pour points as low as -35F.  The viscosity is measured in centipoises. For this phase Bio Resources Inc. uses a formula of 80 gallons of microbes to every 200 bbl of water.

Phase 2 – Next, treatments are performed down the backside of the production wells. Bio Resources, Inc. provides a treatment unit which consists of a motor, a pump, and a tank to pump 300 gallons of EBAC 2000 followed by formation water to displace the treatment into the formation. Success is measured by changes to the oil viscosity, the oil/water ratio, and reduction in the injection pressure.

Calculations for the New Diana field indicate that it should require 800 psi differential pressure to move the oil through the porosity. After the treatment we should see the required pressure reduce by as much as 200-300 psi.

2.           MEOR Implementation Costs

Initial Investment and Expenses for New Diana and M. W. Balch

Phase 1	New Diana	M. W. Balch
MEOR
2 treatments -- 90 days apart	$24,600	$44,000
Workover Injection Wells	$60,000	$48,000
Bacteria Solution (Cultures)	$87,000	$117,300
Tank Battery	$65,956	$168,300
Pump Jacks	$90,000	$50,000
Injection Pumps and Installation	$70,000	$22,730
Phase 2
MEOR
Backside Injection
2 treatments -- 90 days apart	$24,600	$44,000
Workover Production Wells	$100,000	$48,000
Bacteria Solution (Cultures)	$87,000	$117,300
Normal Monthly Maintenance Beyond Phase 2	$4,600	$6,300

3.	MEOR Effectiveness and Analogous Reservoir Characteristics (New Diana/Mancos)

The New Diana leases and Mancos field both produce from the Upper Cretaceous formation. Upper Cretaceous wells have a history of high paraffin precipitation causing very high lifting costs. The Mancos wells had declined to the point that they were virtually unproductive prior to the MEOR treatments and had been shut-in for more than a decade. After receiving the two-phase MEOR treatments, oil production increased by over 500 barrels of oil per /month/per well.

The characteristics of the New Diana leases and the Mancos field are show in the table below.

Parameters	New Diana	Mancos
Reservoir Thickness (average feet)	8	12
Reservoir Depth, feet	3,700	3,900
Bottom Hole Temperature	110°F	130°F
Reservoir Permeability, md	316	302
Reservoir Porosity, %	25%	25%
API Gravity	33o	40o
Oil Viscosity, cp	0.85	0.85
Water Salinity, ppm	110,000	130,000
Drive Mechanism	Gas/Water	Gas/Water

4.	MEOR Effectiveness and Analogous Reservoir Characteristics (Balch/Kitty)

The M. W. Balch lease and the Kitty field both produce from the Lower Pennsylvanian (Desmoinesian) formation. Like the M. W. Balch lease, the Kitty field is shallow and had little reservoir pressure. The Bio Resources’ two-phase MEOR process was implemented to create methane gas to increase reservoir pressure. After the two-phase MEOR treatments, gas pressure at each well head measured 25 psi and the field produced 35 mcf of gas per well per day.

The characteristics of the M. W. Balch lease and the Kitty field are shown in the table below.

Reservoir Parameters	M. W. Balch	Kitty
Reservoir Thickness (average feet)	15	9
Reservoir Depth, feet Bottom Hole Temperature	1,050 70°F	600 63°F
Reservoir Permeability, md	345	350
Reservoir Porosity, %	32%	34%
API Gravity	35o	32o
Oil Viscosity, cp	0.85	0.85
Water Salinity, ppm	60,000	40,000
Drive Mechanism	Gas Expansion	Gas Expansion